T. Rowe Price Tax-Free High Yield Fund, Inc. 485BPOS

Exhibit 99.(d)(3)

AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE TAX-FREE HIGH YIELD FUND, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This is an Amendment (the “Amendment”) to the Investment Management Agreement (the “Agreement”), made as of the 24th day of October, 2024, by and between T. ROWE PRICE TAX-FREE HIGH YIELD FUND, INC., (the “Corporation”), a corporation existing under the laws of the State of Maryland, on behalf of the T. Rowe Price Tax-Free High Yield Fund (the “Fund”) and T. ROWE PRICE ASSOCIATES, INC. (the “Manager”), a corporation organized and existing under the laws of the State of Maryland.

W I T N E S S E T H:

 WHEREAS, the Corporation is engaged in business as an open-end management investment company and is registered as such under the federal Investment Company Act of 1940, as amended (the “Act”); and

 WHEREAS, the Manager is engaged principally in the business of rendering investment supervisory services and is registered as an investment adviser under the federal Investment Advisers Act of 1940, as amended; and

 WHEREAS, the Manager has entered into the Agreement with the Corporation on July 1, 1987, and such Agreement has been renewed each year thereafter on the same terms and conditions; and

 WHEREAS, the Manager has proposed to lower the Fund’s Management Fee and the Corporation’s Board of Directors has determined effective on the date first above written that such actions would be in the best interest of the Fund and its shareholders; and

 WHEREAS, the Manager and the Fund desire to continue the Agreement on the same terms and conditions other than as described immediately above and below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraph 3.B. of the Agreement is amended to read as follows:

   B. Fund Fee. The monthly fund fee (“Monthly Fund Fee”) shall be the sum of the daily Fund Fee accruals (“Daily Fund Fee Accruals”) for each month. The Daily Fund Fee Accrual for any particular day will be computed by multiplying the fraction of one (1) over the number of calendar days in the year by the Fund Fee Rate of 0.17% and multiplying this product by the net assets of the Fund for that day, as determined in accordance with the Corporation’s prospectus as of the close of business on the previous business day on which the Fund was open for business.

 2. All other terms and conditions of the Agreement, including Paragraphs 3.A., 3.C. and 3.D., remain in full force and effect.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE TAX-FREE HIGH YIELD FUND, INC.
/s/ Cheryl L. Emory Cheryl L. Emory, Assistant Secretary	/s/ Fran Pollack-Matz By: Fran Pollack-Matz, Vice President

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/ Kathryn L. Reilly Kathryn L. Reilly, Assistant Secretary	/s/ Laura Chasney By: Laura Chasney, Vice President